As filed with the Securities and Exchange Commission April 8,2004

                                                            File No. ___________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               BUYERS UNITED, INC.
             (Exact name of registrant as specified in its charter)

       Delaware                        7389                  87-0528557
   (State or Other              (Primary Standard          (IRS Employer
   Jurisdiction of                 Industrial           Identification No.)
   Incorporation or            Classification Code
    Organization)                    Number)

                 14870 Pony Express Road, Bluffdale, Utah 84065
                                 (801) 320-3300
        (Address and telephone number of registrant's principal offices)

                                   Paul Jarman
                 14870 Pony Express Road, Bluffdale, Utah 84065
                                 (801) 320-3300
            (Name, address and telephone number of agent for service)

                                   Copies to:

                              Mark E. Lehman, Esq.
                         Cohne, Rappaport & Segal, P.C.
             525 East 100 South, 5th Floor, Salt Lake City, UT 84102
                                 (801) 532-2666
                               (801) 355-1813 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X].

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]



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                              CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
 Title of Each Class   Amount to be   Proposed    Proposed Maximum    Amount of
 Of Securities to be    Registered    Offering        Aggregate     Registration
     Registered                         Price      Offering Price        Fee
                                      Per Share
--------------------------------------------------------------------------------
    Common Stock        5,340,546       $2.90      $15,487,583.40     $1,962.28
$0.0001 par value (1)     shares
--------------------------------------------------------------------------------
    Common Stock         164,125        $2.90        $475,962.50       $60.30
$0.0001 par value (2)     shares
--------------------------------------------------------------------------------
                                        Total      $15,963,545.90     $2,022.58
--------------------------------------------------------------------------------
________________________

(1) The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraph
     (c) of Rule 457 under the Securities Act of 1933.

(2) These shares are registered on behalf of a selling security holder who holds an outstanding warrant to purchase common stock at an exercise price of $2.76 per share, which is lower than $2.90 (the average high bid and low asked prices on April 6, 2004). The amount registered also includes such additional shares as may be issued as a result of the anti-dilution provisions of the warrant in accordance with Rule 416 under the Securities Act of 1933. The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g)(3) of Rule 457 under the Securities Act of 1933.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion:  April 8, 2004

Prospectus

                               BUYERS UNITED, INC.
                                  COMMON STOCK

     This prospectus covers 5,504,671 shares of the common stock of Buyers United, Inc., that may be sold from time to time by the persons listed under the caption "Selling Security Holders," beginning on page 10. The 5,504,671 shares consist of 4,532,000 shares issued in a private placement that closed in March 2004, 808,546 shares issued as dividends and on conversion in March 2004 of previously outstanding preferred stock, and 164,125 shares issuable on exercise of a warrant at an exercise price of $2.76 per share.

     Buyers United will receive the proceeds from exercise of the warrant, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

     Quotations for our common stock are reported on the OTC Bulletin Board under the symbol "BYRS." On April 7, 2004, the closing bid price for our common stock was $2.86 per share.

     A copy of our annual report on Form 10-KSB for the year ended December 31, 2003 accompanies this prospectus. The mailing address and telephone number of our executive office are:

                               Buyers United, Inc.
                 14870 Pony Express Road, Bluffdale, Utah 84065
                            Telephone (801) 320-3300

     See "Risk Factors" beginning on page 5 for information you should consider before you purchase shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2004.

      You should rely only on the information contained in this document, incorporated by reference herein, or to which we refer you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

                                TABLE OF CONTENTS

                                                                            Page

Forward-Looking Statements                                                     2
Summary                                                                        3
Risk Factors                                                                   5
Information About Buyers United                                                9
Incorporation By Reference                                                     9
Selling Security Holders                                                      10
Plan of Distribution                                                          12
Description of Capital Stock                                                  13
Indemnification                                                               17
Legal Matters                                                                 17
Experts                                                                       17

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement." Further, when we use the words "may," "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal," and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

                                     SUMMARY

Our company

     Buyers United, Inc. is a telecommunications company that offers a wide range of long distance, toll free, data transmission, and related communication service options at competitive prices, and provides to its customers a standard of service it believes is comparable to other industry participants. The telecommunications services we offer include the following:

     o     Switched long distance services to business and residential customers
     o     Dedicated access long distance service
     o     Toll-free 800/888/877/866 services
     o     Dedicated data transmission
     o     Private line data services
     o     Calling card services
     o     Conference calling
     o     Automatic call distribution
     o     Interactive voice response
     o     Outbound dialing and voice message broadcasting
     o     Fax to email
     o     Voice mail
     o     Real time account management

     These services can be offered individually, or in a suite of services tailored to a customer's needs. During 2003 we acquired and integrated into our operations a voice over Internet protocol network (VoIP Network) that enables us to offer a number of services in the form of software solutions that are delivered through our VoIP Network.

     For the past eight years Buyers United has been engaged in the business of reselling telecommunication services provided by others to Buyers United at wholesale rates. Domestic long distance services make up a major portion of our sales with the other services listed above making smaller contributions to our sales mix.

     Buyers United now services approximately 150,000 business and residential consumers across America. We have refined our business model over the past several years to address specific niche opportunities in the vast communications industry. Our brand, United Carrier Networks (UCN), was adopted in the last quarter of 2001 for providing our services to business customers. We previously used the brand name BuyersOnline to service residential customers.

     Buyers United is now marketing its services primarily through independent agents to business customers. Our UCN web site supports the marketing effort of our agents by providing a resource for exploring and selecting the specialized services and options we offer business customers. During the past year we acquired both business and residential customers by purchase from other providers and may consider opportunities for additional purchases in the future, although at the present time we are not considering any purchase opportunities.

     Buyers United was originally formed as a Utah corporation in 1994. In March 1999, Buyers United changed its corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. When we changed the corporate domicile our name became BUI, Inc., and we effected a 1-for-4 reverse split in the issued and outstanding common stock. On April 20, 2000, we

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changed our name to BuyersOnline.com, Inc., and on November 20, 2001, our name was changed again to Buyers United, Inc.

Recent developments

     In March 2004 Buyers United sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million, in a private placement to institutional and accredited investors. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement are intended to be used for various corporate purposes, including sales and marketing related programs, funding further development of our VoIP Network, reducing debt, and for working capital and other general corporate purposes. Buyers United agreed to file the registration statement of which this prospectus is a part under the Securities Act of 1933 to permit resale of the shares sold in the offering. In the private placement Roth Capital Partners, LLC, acted as our placement agent. As partial compensation for its services, we issued to Roth Capital Partners a warrant to purchase up to 164,125 shares of our common stock at an exercise price of $2.76 per share, representing 120 percent of the purchase price paid by investors in the private placement, which is exercisable during the period beginning September 15, 2004 and ending March 15, 2007.

     In December 2002, Buyers United entered into an agreement to purchase assets of Acceris Communications Inc. (formerly I-Link, Inc.) and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by Acceris, all of which comprise the VoIP Network we now own and operate. The transaction was closed in May 2003, with several outstanding accounts to reconcile. The assets acquired include dedicated equipment required for operating the VoIP Network, customers of I-Link Communications serviced through the network, carrier identification codes, and certain trademarks. In consideration for the assets and software license, Buyers United issued to Acceris 300,000 shares of Series B Convertible Preferred Stock. This preferred stock was converted to 1,500,000 common shares in March 2004 pursuant to an agreement with Acceris that resolved the open account issues, allowed Acceris to sell 750,000 of the converted common shares to the same investors that purchased Buyers United common stock in March 2004, and granted to Acceris the right to include its common stock in the registration statement of which this prospectus is a part.

     Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is completed.

The offering

Maximum shares that may be offered by selling security holders         5,504,671

Proceeds to Buyers United assuming the warrant covering shares          $452,985
  that may be offered by a selling security holder is exercised

Use of proceeds from exercise of warrant                   Proceeds will be used
                                                           for working capital

     Buyers United may issue up to 7,461,083 additional common shares on exercise or conversion of outstanding warrants, options, and convertible notes that are registered for sale under a registration statement filed with the Securities and Exchange Commission for persons other than the selling security holders listed in the prospectus, up to 2,053,344 shares underlying other warrants and options, up to 150,000 shares reserved for issuance on conversion of other outstanding notes, and up to 3,929,000 shares issuable on conversion of outstanding preferred stock.

                                  RISK FACTORS

     An investment in Buyers United involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

Our revenues and operating results may be negatively impacted by the pricing decisions of our competitors and our providers.

     Our revenues from period to period depend on the pricing for long distance service we can obtain from the wholesale providers of these services. We also must price our services at levels that are competitive in the marketplace. This industry has a history of downward pressure on long distance service rates as a result of competition among providers. To acquire and retain customers we offer these services at prices that are perceived as competitive in conjunction with the other benefits we provide. Consequently, falling prices will likely result in lowering our rates to customers, which will reduce revenues. On the other hand, higher prices charged by our providers will cut into gross profit margins unless we raise prices to our customers, which may be difficult for us to do if our competitors are not subject to the same upward pricing pressures or chose not to increase prices notwithstanding such pressure. To make up for potential reductions in either revenues or profits, it would be necessary for us to continue to make significant increases in our customer base from period to period, and there is no assurance that that we will be successful in doing so.

Our substantial debt adversely affects our operations and financial condition.

     At December 31, 2003 borrowings and long term debt included $3.5 million of notes payable to certain of our directors that pay interest at 12 percent per annum, $4.2 million of obligations related to the purchase or acquisition of customer accounts, and $4.1 million of borrowings under our line of credit. A substantial amount of our cash flow from operations is used to service our debt rather than to promote and expand our business, which adversely affects results of operations. In March 2004, we completed a $8.7 million private equity investment in Buyers United and will use approximately $3 million for reduction of debt. Nevertheless, we expect that servicing the remaining debt through the end of 2004 will continue to be a use of free cash flow that could be used to develop our business.

Disruptions in the operation of our technology could adversely affect our operations.

     We are dependent on our computer databases, billing and account computer programs, Internet protocol network, and computer hardware that houses these systems to effectively operate our business and market our services. Our customers and providers may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would significantly reduce the attractiveness of our services. Significant disruption in the operation of these systems would adversely affect our business and results of operations.

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Our enhanced services are dependent on leased telecommunications lines, and a significant disruption or change in these services could adversely affect our business.

     The enhanced services we offer, such as automatic call distribution, fax to email, real time account management, and the inNetwork(TM) family of products, are provided to customers through a dedicated network of equipment we own connected through leased telecommunications lines with capacity dedicated to us that is based on Internet protocol, which means the communication initiated by the customer is converted to data packs that are transmitted through the dedicated network and managed by our software that resides on our equipment attached to the network. We also move a portion of our voice long distance service over this dedicated network, because it lowers our cost of providing the service from the cost of using traditional transmission methods.

     We lease telecommunication lines and space at co-location facilities for our equipment, which represents the backbone of our dedicated network, from third party suppliers. If any of these suppliers is unable or unwilling to provide or expand their current levels of service to us that enable us to serve our customers, the services we offer would be adversely affected. Although we believe leased telecommunications lines and co-location facilities are available from alternative suppliers, we might not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for the dedicated network could adversely affect our results of operations if we are unable to pass pricing increases through to our customers.

Our business could be materially harmed if our computer systems were damaged.

     Substantially all of our dedicated network systems are located at four locations in Los Angeles, Salt Lake City, Dallas, and New York. Our customer service, billing, and service management systems are located at out offices in Bluffdale and Draper, Utah. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins, human error, or other similar disruptive problems could also adversely affect our systems. We do not carry business interruption insurance. Accordingly, any significant systems disruption could have a material adverse effect on our business, financial condition, and results of operations.

We use the Internet in various aspects of our business. The viability of the Internet as an information medium and commercial marketplace will depend in large part upon the stability and maintenance of the infrastructure for providing Internet access and carrying Internet traffic.

     Historically we have relied on the Internet for customer service and billing. Failure to develop a reliable network system or timely development and acceptance of complementary products, such as high-speed access systems, could materially harm our business. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased government regulation. If the Internet does not remain a viable conduit for data and transactional traffic or the manner in which it now operates changes significantly, then our business and results of operations could be adversely affected.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Our failure to protect this confidential information could result in liability.

     If third parties succeed in penetrating our network security or otherwise misappropriate our customer information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card or banking information, impersonation or other similar fraud claims, as well as for other misuses of personal information, including for unauthorized marketing purposes. These claims could result in litigation and adverse publicity, which could have a material adverse effect on our reputation, business, and results of operations.

Our growth and results of operations are not predictable, which means an investment in us has greater risk.

     Buyers United experienced significant growth in 2003, primarily through internal growth and the purchase of customer accounts. Recent acquisitions of assets and customers have substantially increased our operations. We have no other customer base acquisitions under consideration and cannot predict if or when another such acquisition opportunity may present itself. Consequently, it is not possible to predict with any certainty the growth of our business over the next year, whether internally or through acquisitions. Our ability to continue our growth and profitability will depend on a number of factors, including our ability to maintain and expand our independent agent network, the availability of capital to fund purchases of customers or acquisitions, existing and emerging competition, and our ability to maintain sufficient profit margins despite pricing pressures. Furthermore, the growth and development of our business may be harmed if we are unable to adapt and expand our systems, procedures, and controls to support and manage our growth. All of these factors indicate there could be fluctuations in our results of operations and volatility in our stock price that could expose an investor to greater risk.

Our inability to promote our name and service could adversely affect the development of our business.

     Building recognition of our brand name, "UCN", is beneficial to attracting additional customers, obtaining favorable reseller agreements with providers of long distance, and establishing strategic relationships with independent agents and businesses that can facilitate or enhance our service offerings and marketing efforts. In January 2004 we filed an application with the U.S. Patent and Trademark Office to register the mark, but have yet to receive any response on the application. If we fail to obtain registration of UCN, we may consider adopting new marks for promotion, so we would gain little from promoting UCN. Even if we are successful in registering the mark, our failure to promote and maintain our brand name successfully may result in slowed growth, loss of customers, loss of market share, and loss of strategic relationships. We cannot assure you that we will be able to promote our brand names as fully as we would like, or that promoting our brand name will enable us to be competitive or improve our results of operations.

Our development of enhanced services could subject us to claims of patent infringement that would adversely affect our results of operations.

     We offer enhanced services through our dedicated network, such as fax to email. This, and other enhanced services, has been the subject of claims by certain patent holders that providing the enhanced services violates existing patent rights covering the manner and method by which the services are performed. We have not received any notice or claim from any party that any service we offer violates any such rights. Should we receive such a notice, we expect that the patent holder would seek a licensing arrangement in which we would be required to pay a license fee to continue to offer the service, and may seek license payment for past sales of the service using the alleged patented technology. Payment of any such license fees would have an adverse impact on the net revenue generated from sales of the enhanced services.

Regulation of IP telephony services is unclear, so the imposition of significant regulation in the future could adversely affect our operations.

     We deliver our enhanced services and move other long distance service through our VoIP Network. At both the Federal and state level, proceedings and investigations are pending with respect to whether IP-enabled voice communications are telecommunications services subject to Federal and state regulation. A determination that such services are subject to regulation would likely increase the cost of services we provide, which would adversely affect our results of operations. Even if a determination is made that our IP delivered services are not subject to current regulation, there is no assurance that Federal or state governments will not impose regulation on IP-enabled communications in the future that would add substantially to our costs of doing business.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

     As of April 7, 2004, we have 13,154,579 shares of common stock outstanding, of which 4,608,739 shares are freely tradable, 3,205,294 shares may be sold subject to the volume, timing, and other conditions of Rule 144 adopted under the Securities Act of 1933, 808,546 shares may be sold subject to the volume, timing, and other conditions of Rule 144 beginning May 1, 2004 and the remaining 4,532,000 shares may be sold subject to the volume, timing, and other conditions of Rule 144 beginning March 15, 2005. We agreed with the holders of 5,340,546 restricted shares to file a registration statement with the Securities and Exchange Commission in April 2004 for the purpose of registering resale of their shares.

     In addition, we have outstanding warrants, options and convertible notes to acquire 7,461,083 additional shares that are registered for sale by the holders in the public market under a registration statement filed with the Securities and Exchange Commission in September 2003, which has been temporarily suspended until we file an amendment updating the registration statement with our financial statements for 2003 and other information. Assuming all these warrants and options are exercised, there would be 20,615,662 shares of common stock issued and outstanding. We have also reserved for future issuance 6,296,469 additional shares of common stock as follows:

o     3,929,000 shares issuable on conversion of outstanding preferred stock;
o Up to 2,006,351 shares underlying other warrants and options that were granted and remained outstanding as of the date of this filing;
o     Up to 211,118 shares reserved for issuance under our stock plans; and
o Up to 150,000 shares reserved for issuance on conversion of outstanding notes.

     Of the 3,929,000 shares of common stock issuable on conversion of outstanding preferred stock, 3,374,000 may be sold without limitation under Rule 144(k).

     Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline, which could adversely affect an investment in our stock and could materially impair our ability to raise capital through the sale of additional equity securities. The holders of these outstanding warrants, options, and convertible securities have the opportunity to profit from a rise

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

in the value or market price of our common stock and to exercise purchase or conversion rights when we could obtain equity capital on more favorable terms than those contained in these securities.

                         INFORMATION ABOUT BUYERS UNITED

     We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information, such as proxy statements, are filed electronically with the Securities and Exchange Commission (SEC). Copies of the reports, proxy statements, and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

o Read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

o     Obtain a copy from the SEC upon payment of the fees prescribed by the SEC

     Our corporate website is http://www.buyersonline.com. We make available on this website, free of charge, access to our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus our annual report on Form 10-KSB for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 30, 2004, a copy of which is being provided to you with this prospectus, and current report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2004.

     Upon a written or oral request, we will provide to you free of charge a copy of any or all of such documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to:

                            Kimm Partridge, Secretary
                               Buyers United, Inc.
                             14870 Pony Express Road
                              Bluffdale, Utah 84065
                            Telephone (801) 320-3300

                            SELLING SECURITY HOLDERS

     The following table sets forth as of April 7, 2004 the name of each of the selling security holders, the number of shares of common stock that each selling security holder owns, the number of shares of common stock owned by each selling security holder that may be offered for sale from time to time by this prospectus, and the percent of our outstanding common stock each selling security holder will continue hold assuming the sale of all the common stock offered.

     Some of the selling security holders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling security holder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling security holder. Except as described in the notes to the table, none of the selling security holders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

     We are registering 5,504,671 shares of common stock, par value of $0.001 per share, on behalf of the selling security holders. Of these shares, 4,532,000 shares were acquired in a private placement in March 2004, 808,546 shares represent common stock issued as dividends and on conversion of Series B Preferred Stock, and 164,125 shares are issuable on exercise of a warrant. All of the foregoing securities were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

     The registration agreement we made with the purchase agreement used in connection with the private placement provides that no later than 30 days following the closing we will file a registration statement on Form S-2 to enable the resale of the shares purchased by the selling security holders in the private placement, and that we will use all commercially reasonable efforts to cause the registration statement to be declared effective as promptly as possible after filing. In the event the registration statement is not declared effective within 90 days following the closing, then we may be required to pay a fee to the selling security holders equal to one percent of the total purchase price of the shares purchased in the private placement on the expiration of the 90-day period plus two percent of that amount per month for each subsequent 30 day period that the registration statement has not been declared effective up to a maximum aggregate amount of 15 percent of the total purchase price of the shares purchased. Buyers United will receive no proceeds from this offering, other than through the possible exercise of the warrant held by Roth Capital Partners for 164,125 shares at $2.76 per share, or a total of $452,985.

                                             Number Of   Number Of  Percentage
                                              Shares      Shares       Owned
Selling Security Holder                      Owned (1)    Offered      After

033 Growth Partners I, L.P. (2)               585,231     585,231       -0-
033 Growth Partners II, LP (2)                183,123     183,123       -0-
Oyster Pond Partners, LP (2)                  134,953     134,953       -0-
033 Growth International Fund Ltd. (2)        291,693     291,693       -0-
Lagunitas Partners LP                         521,740     521,740       -0-
Gruber & McBaine International                130,870     130,870       -0-
J Patterson McBaine                           76,086      76,086        -0-
Jon D. Gruber & Linda W. Gruber               76,086      76,086        -0-
Firefly Partners LP                           65,218      65,218        -0-
Shannon River Partners, LP (3)                241,129     241,129       -0-
Shannon River Partners II, LP (3)             333,871     333,871       -0-

Wynnefield  Partners Small Cap Value,
  LP I (3)                                    77,000      77,000        -0-
Wynnefield Partners Small Cap Value, LP (3)   71,000      71,000        -0-
Wynnefield  Small Cap Value  Offshore Fund,
  Ltd. (3)                                    52,000      52,000        -0-
MicroCapital Fund LP                          280,000     280,000       -0-
MicroCapital Fund Ltd.                        150,000     150,000       -0-
The Pinnacle Fund, L.P.                       422,000     422,000       -0-
Westpark Capital, L.P.                        350,000     350,000       -0-
Proximity Partners L.P.                       150,000     150,000       -0-
Proximity Fund L.P.                           125,000     125,000       -0-
Topaz Partners                                100,000     100,000       -0-
Graham Partners, L.P.                         80,000      80,000        -0-
Incline Capital, L.P.                         35,000      35,000        -0-
Acceris Communications Inc. (4)               808,546     808,546       -0-
Roth Capital Partners, LLC (5)                164,125     164,125       -0-
__________________________

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 13,154,579 shares of common stock outstanding as of April 7, 2004.

(2) As reported in a Schedule 13G filed with the Securities and Exchange Commission, 033 Asset Management, LLC, may be deemed to hold an indirect beneficial interest in the shares held by these funds because of its status as investment manager for the funds, but 033 Asset Management, LLC, also reported that it disclaims and economic interest or beneficial ownership of the shares.

(3) As reported in a Schedule 13G filed with the Securities and Exchange Commission, Shannon River Capital Management, LLC may be deemed to hold an indirect beneficial interest in the shares held by Shannon River Partners, L.P. and Shannon River Partners II, L.P. Furthermore, Shannon River Partners, L.P. and Shannon River Partners II, L.P. may be deemed to hold an indirect beneficial interest in the shares held by Wynnefield Partners Small Cap Value, LP I, Wynnefield Partners Small Cap Value, LP, and Wynnefield Small Cap Value Offshore Fund, Ltd. because of their status as portfolio managers for the funds, which means Shannon River Capital Management, LLC may also be deemed to hold an indirect beneficial interest in those shares.

(4) In December 2002, Buyers United entered into an agreement to purchase assets of Acceris Communications Inc. (formerly I-Link, Inc.) and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by Acceris, all of which comprise the VoIP Network we now own and operate. As a result of the transaction, Acceris Communications acquired 300,000 shares of Series B Convertible Preferred Stock and became a principal stockholder of Buyers United. This preferred stock was converted to 1,500,000 common shares in March 2004 pursuant to an agreement with Acceris that resolved the open account issues, allowed Acceris to sell 750,000 of the converted common shares to the same investors that purchased Buyers United common stock in March 2004, and granted to Acceris the right to include its common stock in the registration statement of which this prospectus is a part.

(5) This figure represents the shares of common stock issuable upon exercise of a warrant issued to Roth Capital Partners, LLC as partial compensation for its services as placement agent in connection with the private placement we closed in March 2004. Roth Capital Partners is a registered broker-dealer.

                              PLAN OF DISTRIBUTION

     The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

o Ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

o Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o An exchange distribution in accordance with the rules of the applicable exchange;

o    Privately negotiated transactions;

o To cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission;

o Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

o    A combination of any such methods of sale; and

o    Any other method permitted pursuant to applicable law.

     The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon Buyers United being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule

424(b) under the Securities Act of 1933, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon Buyers United being notified in writing by a selling security holder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to Buyers United that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     Buyers United has advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of common stock made prior to the date on which the registration statement is declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the rules and regulations there under promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under the registration statement of which this prospectus is a part.

     Buyers United is required to pay all fees and expenses incident to the registration of the shares, but it will not receive any proceeds from the resale of the common stock. Buyers United has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933. If the selling security holders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

                          DESCRIPTION OF CAPITAL STOCK

     Buyers United's charter authorizes it to issue up to: (i) 100,000,000 shares of common stock, $0.0001 par value per share; and (ii) 15,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this Prospectus, there are 13,154,579 shares of common stock outstanding, and 1,827,500 shares of Series A Convertible Preferred Stock and 420,300 shares of Series B Convertible Preferred Stock outstanding. In addition, there are outstanding options, warrants and convertible notes to acquire up to an additional 9,617,434 shares of common stock.

Common stock

     Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the board of directors out of funds legally available there for and to share, ratably, in the net assets, if any, of Buyers United upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

Preferred stock

     General. The board of directors, without further action by the holders of the common stock, is authorized to classify any shares of our authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the board of directors may determine:

o    The number of shares which shall constitute such series;

o    The rate of dividend, if any, payable on shares of such series;

o Whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;

o Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

o The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of Buyers United;

o The sinking fund provisions, if any, for the redemption of shares of such series;

o    The voting rights, if any, of the shares of such series;

o The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of Buyers United of any other class or series;

o Whether the shares of such series are to be preferred over shares of capital stock of Buyers United of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of Buyers United, or otherwise; and

o Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Charter.

     The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Buyers United not approved by the board of directors.

     Series A Convertible Preferred Stock. Buyers United has outstanding 1,827,500 shares of Series A Convertible Preferred Stock. The Series A Stock is senior to the common stock with respect to payment of dividends and distributions in liquidation. Holders of the Series A Stock are entitled to receive dividends payable semi-annually equal to 8 percent of the liquidation preference value of the Series A Stock, which is $2.00 per share or a total of $3,655,000. No dividends or distributions may be made with respect to the common stock unless all dividend payments on the Series A Stock are current. Each share of Series A Stock is convertible at the election of the holder to one share of common stock, subject to adjustment in certain circumstances to prevent dilution of the equity interest of the holders of the Series A Stock. Buyers United may convert the Series A Stock to common stock when the market price of our common stock is $4.00 or more during 30 consecutive trading days. We may redeem the Series A Stock at the liquidation preference value after January 1, 2005. The Series A Stock does not have voting rights.

     Series B Convertible Preferred Stock. Buyers United has outstanding 420,300 shares of Series B Convertible Preferred Stock. The Series B Stock is senior to the common stock with respect to payment of dividends and distributions in liquidation. Holders of the Series B Stock are entitled to receive dividends payable semi-annually equal to 8 percent of the liquidation preference value of the Series B Stock, which is $10.00 per share or a total of $4,203,000. No dividends or distributions may be made with respect to the common stock unless all dividend payments on the Series B Stock are current. Each share of Series B Stock is convertible at the election of the holder to five shares of common stock, subject to adjustment in certain circumstances to prevent dilution of the equity interest of the holders of the Series B Stock. Buyers United may convert the Series B Stock to common stock when the market price of our common stock is $4.00 or more during 30 consecutive trading days. We may redeem the Series B Stock at the liquidation preference value after January 1, 2005. The Series B Stock does not have voting rights.

Statutory business combinations provision

     Buyers United is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person becomes an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85 percent or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved at an annual or special meeting by the corporation's board of directors and by the holders of at least 66 2/3 percent of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. Under
Section 203, an "interested stockholder" is defined as any person who is: (i) the owner of 15 percent or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws, through action of its stockholders, to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. Buyers United has not adopted such an amendment to its certificate of incorporation or bylaws.

Limitation on directors' liabilities

     Pursuant to the certificate of incorporation and under Delaware law, directors and executive officers are not liable to Buyers United or its stockholders for monetary damages for breach of fiduciary duty, except liability in connection with a breach of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases illegal under Delaware law, or any transaction in which a director has derived an improper personal benefit.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which these persons may be involved because of their offices with us if they acted in good faith or in a manner reasonably believed to be in or not opposed to our best interests. However, nothing in the certificate of incorporation and bylaws protects or indemnifies a director, officer, employee, or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. To the extent that a director or officer has been successful in defense of any proceeding, our bylaws provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

Penny stock rules

     It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

o    Is not listed on a national securities exchange or Nasdaq,
o    Is listed in "pink sheets" or on the NASD OTC Bulletin Board,
o    Has a price per share of less than $5.00 and
o    Is issued by a company with net tangible assets less than $5 million.

     The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

o    Determination of the purchaser's investment suitability,
o    Delivery of certain information and disclosures to the purchaser, and
o Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

     Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder's ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

Transfer agent

     The transfer agent for the common stock is Atlas Stock Transfer Company, Salt Lake City, Utah.

                                 INDEMNIFICATION

     Under the certificate of incorporation and bylaws of Buyers United, the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon for Buyers United by Cohne, Rappaport & Segal, P.C., Salt Lake City, Utah.

                                     EXPERTS

     The financial statements incorporated in this registration statement by reference from Buyers United, Inc.'s annual report on Form 10-KSB for the year ended December 31, 2003 have been audited by Crowe Chizek and Company LLC, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither Buyers United nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.





                               BUYERS UNITED, INC.




                                5,504,671 Shares

                                  Common Stock
                                 _______________

                                   PROSPECTUS
                                 _______________

                            __________________, 2004

IV

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with this registration statement. We will pay all expenses of the offering. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Securities   and   Exchange   Commission            $       2,023
Filing Fee
Printing Fees and Expenses                                 10,000
Legal Fees and Expenses                                    20,000
Accounting Fees and Expenses                               10,000
Blue Sky Fees and Expenses                                 15,000
Miscellaneous                                               7,977
TOTAL                                               $      65,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Buyers United's Charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Delaware General Corporation Law (the "DGCL"), no director or officer of Buyers United shall have any liability to Buyers United or its stockholders for monetary damages. The DGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Buyers United's Charter and Bylaws provide that Buyers United shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the DGCL and that Buyers United shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

     The Charter and Bylaws provide that Buyers United will indemnify its directors and officers and may indemnify employees or agents of Buyers United to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Buyers United. However, nothing in the Charter or Bylaws of Buyers United protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director or officer has been successful in defense of any proceeding, our Bylaws provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

                                       I

ITEM 16.  EXHIBITS.

     The following documents are included as exhibits to this registration statement.

 Exhibit
   No.         Title of Document
   ----        -----------------

   5.1         Opinion on Legality (1)

   10.1        Asset Purchase Agreement dated December 6, 2002, with I-Link
                 Communications, Inc. and I-Link Incorporated, without exhibits (2)

   10.2        Reconciliation Agreement dated March 9, 2004 with Acceris
                 Communications and I-Link Communications (3)

   10.3        Form of Securities Purchase Agreement dated March 10, 2004 (3)

   10.4        Form of Registration Rights Agreement dated March 10, 2004 (3)

   10.5        Warrant issued to Roth Capital Partners, LLC

   13.1        Annual Report on Form 10-KSB for the year ended December 31,
                 2003 (4)

   23.1        Consent of Cohne, Rappaport & Segal, PC (1)

   23.2        Consent of Crowe Chizek and Company LLC

   24.1        Power of Attorney
_______________________________

(1)  The consent of Cohne, Rappaport & Segal, P.C., is included in Exhibit 5.1.

(2) This document was filed as an exhibit to the annual report on Form 10-KSB for 2002 filed by Buyers United with the Securities and Exchange Commission on April 14, 2003, and is incorporated herein by this reference.

(3) These documents were filed as exhibits to the current report on Form 8-K filed by Buyers United with the Securities and Exchange Commission on March 17, 2004, and are incorporated herein by this reference.

(4) This report was filed with the Securities and Exchange Commission on March 30, 2004, and is incorporated herein by this reference.

ITEM 17.  UNDERTAKINGS

A.    The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                                       II

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement, and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) Include any additional or changed material information with respect to the plan of distribution.

     2. That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                      III

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Bluffdale, State of Utah, on April 5, 2004.

                                  BUYERS UNITED, INC.



                                  By /s/ Theodore Stern, Chief Executive Officer



                                  By /s/ David R. Grow, Chief Financial Officer
                                     (Principal Financial Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Theodore Stern, Director                         Date: April 5, 2004



/s/ Gary Smith, Director                             Date: April 5, 2004



/s/ Edward Dallin Bagley, Director                   Date: April 5, 2004



/s/ Steve Barnett, Director                          Date: April 5, 2004



/s/ Paul Jarman, Director                            Date: April 5, 2004

                                       IV